Total # of Exhibits: 3
Exhibit Index: p2

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03026656

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 7/1/03

For the month of July 2003 (Second Filing)

Commission File Number: 0-28800

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of July 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. David Christopher Baker's sale of 150,000 ordinary shares of the Registrant at a price of R18.33 on June 30, 2003.	5
2.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. David Christopher Baker's sale of 200,000 ordinary shares of the Registrant at a price of R19.04 and 150,000 ordinary shares of the Registrant at a price of R18.88 on June 27, 2003.	7
3.	(i) the Registrant's application to the JSE, dated May 13, 2003, relating to the listing of 5,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 14, 2003 relating to the listing of 5,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,000 ordinary shares.	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 

Ian Murray
Chief Financial Officer
Deputy Chief Executive Officer

Dated: July 9, 2003

Exhibit 1

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	BAKER
First Name:	DAVID CHRISTOPHER
Designation:	Director

Date of transaction:	30.06.2003
Price:	R18.33
Amount:	150 000
Class:	Ordinary
Nature:	Sold
Interest:	Direct, Beneficial

6

Exhibit 2

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	BAKER
First Name:	DAVID CHRISTOPHER
Designation:	Director

Date of transaction:	27.06.2003	
Price:	R19.04	R18.88
Amount:	200 000	150 000
Class:	Ordinary	
Nature:	Sold	
Interest:	Direct, Beneficial	

Exhibit 3



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 05 13

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 5 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
5000	4.52

The new ordinary shares are to be listed on 14 May 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	184 083 834 ordinary no par value Shares
Stated Capital Account:	R2 307 632 763.63

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	184 088 834 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 307 632 763.63
This issue	R 22 600.00
Total	R2 307 655 363.63

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 14 May 2003.

Block listing calculation:

Balance b/f	R20 258 375.33
This issue	R 22 600.00
Balance available	R20 235 775.33

Yours faithfully



Director



Financial Director

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINAY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



....

FINANCIAL DIRECTOR DATE 13/5/2003


JSE

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

14 May 2003
REF: NM/mr/8754

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 13 May 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 15 May 2003 in respect of 5 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 307 655 363-63 divided into 184 088 834 ordinary shares of no par value.

A balance of R20 258 375-33 has been brought forward from your previous application dated 19 March 2003. The issue price of the shares which are the subject of this application is R22 600-00 which leaves a balance of R20 235 775-33 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 13 - 05 - 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	500 000	Cum Pref	0-10	50000-00
Total	Total			Total	R 50000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 13 -05 2003

Name of company Durban Roodepoort Deep, Limited

Postal address P. O Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003 -05- 2 8

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
184083834	ORD	(1)	(2)	500 000	Cum Pref	0-10	500 000-00
Total 184083834		Total	R	Total 500 000		Total	R 500 000-00

(1) 12,53547086 (2)/(3) 2307632763-63

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 500 000-00

Stated capital ____ R 2307632763-63

Premium account ____ R ____

Total issued capital ____ R 2308132763-63

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
5000	ORD	4,52	22600					
Total 5000		Total	R (1)	Total			Total	R

(1) 22600

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUE I.T.O Employee Share Option Scheme

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
G. Gravin	45 Empire Road Parktown	5000	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
184088834	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	—	500 000-0
Total 184088834		Total	R	Total			Total	R	500 000-0

(1) 12,53355315 (2) (3) 2307655363-63

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-0

State capital R 2307655363-63

Premium account R —

Total issued capital R 2308155363-63

Certified correct.

Date 13-05-2003 Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance BF	2307632763-63
This issue	22600-00
	R2307655363-63